FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of June 17, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |  |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |  |    No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated June 17, 2008 regarding Pixelplus’ Reporting of Financial Results for Fiscal Fourth Quarter 2007 and Fiscal First Quarter 2008

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Fourth Quarter 2007 and Fiscal First Quarter 2008

Press Release

SEOUL, South Korea, June 17, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the fourth quarter of fiscal 2007, which ended on December 31, 2007, and also for the first quarter of fiscal 2008, which ended on March 31, 2008.

Fourth Quarter of 2007 and Fiscal 2007

Revenue for the fourth quarter of fiscal 2007 was US$3.2 million, compared to US$4.8 million in the third quarter of fiscal 2007, and US$7.2 million in the fourth quarter of fiscal 2006. The Company’s revenue in the fourth quarter of 2007 is consistent with the guidance the Company provided during its third quarter 2007 earnings call held on October 31, 2007.

Net loss in the fourth quarter of fiscal 2007 was US$3.7 million, or a net loss of US$0.28 per diluted ADS, compared to a net loss of US$1.5 million, or a net loss of US$0.11 per diluted ADS, in the third quarter of fiscal 2007, and a net loss of US$5.1 million, or a net loss of US$0.40 per diluted ADS, in the fourth quarter of fiscal 2006.

Revenue for fiscal 2007 was US$17.8 million, compared to US$32.4 million for fiscal 2006. Net loss for fiscal 2007 was US$7.9 million, or a net loss of US$0.61 per diluted ADS, compared to a net loss of US$17.6 million, or a net loss of US$1.40 per diluted ADS, for fiscal 2006.

The Company sold roughly 3.0 million image sensors in the fourth quarter of 2007, which represented a decrease of about 1.2 million from its sale of around 4.2 million units in the third quarter of 2007. Further, the Company sold about 11.6 million image sensors in fiscal 2007, which represented a decrease of about 2.4 million units from its sale of roughly 14.0 million image sensors in fiscal 2006. Separately, the Company furnished approximately 1.2 million image sensors arising from its supply of services to a leading Japanese module maker in the fourth quarter of 2007, and provided over 19.0 million image sensors arising from its supply of services to this Japanese module maker in fiscal 2007. So, in terms of combined figures, the Company sold and supplied a total of about 4.2 million image sensors in the fourth quarter of 2007 and a total of roughly 30.6 million image sensors in fiscal 2007.

Gross margin for the fourth quarter of fiscal 2007 was negative 7.9%, compared to 26.1% in the third quarter of fiscal 2007. The negative gross margin was mainly attributed to the Company’s lower-than-expected sales of its 1.3 megapixel products which caused the Company to incur excess inventory of those products and sustain a valuation loss of US$0.9 million arising from that excess inventory. Had the Company not recorded the inventory valuation loss, it would have reported a positive gross margin of 18.9% in the fourth quarter of 2007.

First Quarter of 2008

Revenue for the first quarter of fiscal 2008 was US$3.4 million, compared to US$3.2 million in the fourth quarter of fiscal 2007, and US$4.2 million in the first quarter of fiscal 2007. The Company’s lower-than-expected revenue was primarily due to the seasonality of sluggish sales in Asia typically exhibited annually in the first quarter, especially with respect to the seasonally slow first quarter in China which caused the Company to sustain weaker-than-anticipated sales to Chinese distributors and module makers.

Net loss in the first quarter of fiscal 2008 was US$2.5 million, or a net loss of US$0.19 per diluted ADS, compared to a net loss of US$3.7 million, or a net loss of US$0.28 per diluted ADS, in the fourth quarter of fiscal 2007, and a net loss of US$1.1 million, or a net loss of US$0.08 per diluted ADS, in the first quarter of fiscal 2007.

The Company sold approximately 4.3 million image sensors in the first quarter of 2008, which represented an increase of about 1.3 million units from its sale of around 3.0 million units in the fourth quarter of 2007. Separately, the Company provided approximately 1.1 million image sensors arising from its supply of services to a leading Japanese module maker in the first quarter of 2008, which represented a decrease of about 0.1 million units from its supply of around 1.2 million units in the fourth quarter of 2007. So, in terms of combined figures, the Company sold and supplied a total of about 5.4 million image sensors in the first quarter of 2008, which represented an increase of roughly 1.2 million units from its sale and supply of around 4.2 million units in the fourth quarter of 2007.

Gross margin for the first quarter of fiscal 2008 was 11.5%, compared to negative 7.9% in the fourth quarter of fiscal 2007. The Company’s lower-than-expected gross margin was mainly due to its weaker-than-expected revenues arising from its supply of services to a leading Japanese module maker. However, as Pixelplus is currently working very closely with this Japanese module maker to co-develop and transition to the Company’s new line of third generation image sensors featuring its PlusPixel2™ technology and incorporating the Japanese module maker’s pixel design and architecture based on its CCD technology, the Company believes its gross margin will improve in subsequent quarters.

The Company expects its revenue in the second quarter of fiscal 2008 to sustain a percentage increase of at least 10% over the first quarter of fiscal 2008. The Company also expects to engage in its second quarter 2008 earnings announcement and earnings call on or before July 31, 2008.

“We are confident that the Company’s complete and successful transition to our new SoC image sensors based on PlusPixel2™ technology will enable us to achieve our goals, and we will continue to dedicate all of our efforts and energies on achieving our long-term growth targets and business strategies through developing new products, entering new markets, and securing new design wins,” said Dr. S.K. Lee, CEO and Founder of Pixelplus. “Strong and steadily growing demand for our third generation image sensors based on PlusPixel2™ technology is expected to positively affect the Company’s results of operations, with revenues projected to increase considerably starting in the third quarter of 2008, based on the assumption that current order flows continue. Our new products, including our PO4010 CIF ‘System-on-a-Chip’ or “SoC”,

PO6030 VGA SoC, and PC1030 NTSC/PAL image sensors, as well as our PM1002, which is the Company’s new SoC processor for various image recognition applications, continue to perform in line with our expectations, and we have more products in various stages of development and deployment than ever in our history. In addition, we are very encouraged that we continue to effectively manage our operating expenses, and believe this demonstrates that we have significantly lowered our breakeven point over the course of the last few quarters. We also continue to develop our core strategic business with first and second-tier mobile camera phone manufacturers in Korea, with key distributors as well as manufacturers of security and surveillance applications and notebook embedded cameras in China, Hong Kong, and Taiwan, and with a leading module marker in Japan through our co-development of image sensors, and we will do everything possible to ramp new sources of revenue in moving forward. We are highly encouraged by our prospects and expect to significantly improve our growth and return to profitability in the second half of 2008 fueled by the strength of our new product line, as well as growth within the mobile, security and surveillance, and automotive applications markets which is expected to continue and ramp sharply upward later this year.”

Pixelplus will hold an investor conference call at 5:00 PM Monday, June 16 (New York) / 10:00 PM Monday, June 16 (London) / 5:00 AM Tuesday, June 17 (Hong Kong/Singapore) / 6:00 AM Tuesday, June 17 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 480 629 1990 (North America) / +1 480 629 1990 (Europe) / +81 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results for the fourth quarter of 2007, fiscal year 2007, and first quarter of 2008 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Jessica McCormick at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands, except per ADS data)

(unaudited)

	THREE MONTHS ENDED			YEAR ENDED
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007	Dec. 31, 2007	Dec. 31, 2006
Revenues	3,428	3,208	4,162	17,794	32,364
Products	3,232	2,925	2,309	13,221	27,134
Services	196	283	1,853	4,573	5,230
Cost of revenues	3,034	3,462	3,079	13,703	31,568
Products	2,999	3,438	2,642	12,613	30,113
Services	35	24	437	1,090	1,455

Gross profit	394	(254)	1,083	4,091	796

Operating expenses	3,023	2,692	2,727	12,686	18,262
Selling, general and administrative	1,898	1,348	1,301	7,585	12,361
Research and development, net of government grants	1,125	1,344	1,426	5,101	5,901

Income(loss) from operations	(2,629)	(2,946)	(1,644)	(8,595)	(17,466)

Other income(expense)
Interest income(expense), net	13	73	46	244	301
Foreign exchange gain (loss), net	100	(153)	30	(144)	(1,255)
Others, net	36	(687)	518	547	(115)
Income(loss) before income taxes	(2,480)	(3,713)	(1,050)	(7,948)	(18,530)
Income tax expenses	—	—	—	—	—
Income(loss) before gain(loss) from equity method investments, net and minority interest	(2,480)	(3,713)	(1,050)	(7,948)	(18,530)
Gain(loss) from equity method investments, net	—	—	—	—	5
Minority interest	—	—	—	—	827
Before cumulative effect of change in accounting principle	(2,480)	(3,713)	(1,050)	(7,948)	(17,703)
Cumulative effect of change in accounting principle	—	—	—	—	133

Net Income (loss)	(2,480)	(3,713)	(1,050)	(7,948)	(17,570)

Accretion of preferred shares	—	—	—	—	—

Net income(loss) attributable to common shareholders	(2,480)	(3,713)	(1,050)	(7,948)	(17,570)

Income(Loss) per ADS
- basic and diluted	(0.19)	(0.28)	(0.08)	(0.61)	(1.40)
ADSs used in computing Income(loss) per ADS	13,386,146	13,330,146	12,922,212	13,093,138	12,508,108
- basic and diluted

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands, except per ADS data)

(Unaudited)

	Mar. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Assets
Cash and cash equivalents	165	635	12,365
Restricted cash	6,071	6,069	956
Accounts receivable, net	5,112	3,201	5,047
Inventories, net	2,361	1,441	5,044
Other current assets	1,954	1,950	2,271

Total current assets	15,663	13,296	25,683
Other non current assets	7,246	6,128	6,271

Total assets	22,909	19,424	31,954

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	2,171	548	3,400
Other accounts payable	518	835	1,322
Short-term borrowings	8,639	5,513	7,517
Other current liabilities	1,493	1,338	1,132

Total current liabilities	12,821	8,234	13,371
Long-term borrowings	1,149	—	169
Other non current liabilities	506	427	473

Total liabilities	14,476	8,661	14,013
Shareholders’ equity
Common stock	3,435	3,371	3,250
Additional paid-in capital	40,618	40,543	39,951
Accumulated other comprehensive loss	(89)	(100)	(156)
Accumulated deficit	(35,531)	(33,051)	(25,104)

Total Shareholders’ equity	8,433	10,763	17,941

Total liabilities, minority interest and Shareholders’ equity	22,909	19,424	31,954

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 988.6 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2008. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal years 2006 and 2007 in the financial statements provided in the Company’s Form 20-F, which were converted at the rates of 930.0 Korean won to one U.S. dollar and 935.8 Korean won to one U.S. dollar in effect on December 31, 2006 and December 31, 2007, respectively, are different from the numbers specified for the fiscal years 2006 and 2007 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

June 17, 2008